UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                          Commission File No. 333-69006

( )  Form 10-KSB ( )  Form 20-F ( )  Form 11-K (X)  Form 10-QSB ( )  Form N-SAR
                      For Period Ended: September 30, 2003

(  ) Transition Report on Form 10-K    (  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K    (  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

           For the Transition Period Ended:
--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:

--------------------------------------------------------------------------------

PART I -REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant:                    Dwango North America Corp.
Former Name if Applicable:
Address of Principal Executive Office:      5847 San Felipe Street, Suite 3220
                                            Houston, Texas 77057-3000
--------------------------------------------------------------------------------

PART II - RULES 12B-25(B) AND (C)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

PART III - NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is needed to file the Form 10-QSB due to the recent exchange offer consummated by the Company. As a result of the exchange offer, which was effectively a reverse acquisition, the business of the Company became that of Dwango North America, Inc. Accordingly, the Company , since its last Form 10-QSB filing, has a new business and new personnel.
--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification

                                  Jacques Faust
                                 (713) 914-9600

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (X) Yes ( ) No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's operating results for the third quarter of 2003 are in the process of being finalized. Preliminary calculations indicate that, while there was no significant increase in revenues, general and administrative expenses increased significantly due to the Company's increased development efforts.

--------------------------------------------------------------------------------


                           Dwango North America Corp.
                    -----------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 14, 2003           By:   /S/ JACQUES FAUST
                                          ---------------------
                                          Jacques Faust
                                          Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
                 ----------------------------------------------

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)
                 ----------------------------------------------